

March 25, 2013

Via E-mail
Rick C. Welker
Acting Chief Financial Officer
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, Massachusetts 01960

> **Re: Beacon Roofing Supply, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **File No. 0-50924**
> **Response dated March 20, 2013**

Dear Mr. Welker:

We have reviewed your response letter dated March 20, 2013, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of operations, page 19

1. We note your response to comment 1 in our letter dated February 26, 2013. We understand that the units within your product lines can be quite different, making it difficult for you to quantify changes in volume and in pricing. However, ASC 280-10-50-40 requires the disclosure of revenues for each group of similar products. As you have presented net revenues for three product lines, we assume that the units within these three products are sufficiently similar to allow you to include quantification of the extent to which increases or decreases in volume and pricing impact net revenues for each period presented. As such, we continue to request that you provide investors with quantified information regarding the extent to which changes in volume and/or pricing in products sold positively or negatively impacted net revenues for each period presented in accordance with the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K. Further, it is also unclear how you are

unable to quantify the amount of net revenues recognized for an extra day during a fiscal quarter or fiscal year in accordance with the disclosure requirements of Item 303(a)(3)(i) of Regulation S-K. If you continue to believe that you are unable to provide the required information, please revise your disclosure in future filings to clarify why you have been unable to provide the required information and provide us with the disclosure that you intend to include in future filings.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief